UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIRTUALSCOPICS, INC.

(Name of Subject Company)

BIOTELEMETRY RESEARCH ACQUISITION CORPORATION

(Offeror)

BIOTELEMETRY, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

SERIES A CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE

SERIES B CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE

SERIES C-1 CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

Common Stock: 928269-10-9

(Cusip Number of Class of Securities)

Peter Ferola

Senior Vice President, General Counsel and Secretary

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, Pennsylvania 19355

(610) 729-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Flora R. Perez, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

Phone: (954) 765-0500/Fax: (954) 765-1477

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by BioTelemetry Research Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BioTelemetry, Inc., a Delaware corporation (“Parent”) for (i) all outstanding shares of common stock of VirtualScopics, Inc., a Delaware corporation (“VirtualScopics”), par value $0.001 per share, (ii) all outstanding shares of Series A Convertible Preferred Stock of VirtualScopics, par value $0.001 per share, (iii) all outstanding shares of Series B Convertible Preferred Stock of VirtualScopics, par value $0.001 per share and (iv) all outstanding shares of Series C-1 Convertible Preferred Stock of VirtualScopics, par value $0.001 per share, pursuant to an Agreement and Plan of Merger, dated as of March 25, 2016, by and among the Purchaser, Parent and VirtualScopics.

The following documents related to the tender offer are attached as exhibits to this communication:

•	Frequently asked questions distributed to VirtualScopics employees; and

•	Letter to VirtualScopics customers and partners, dated April 7, 2016.

Important Additional Information

The tender offer for the outstanding shares of common stock and preferred stock of VirtualScopics has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of VirtualScopics’ common stock or preferred stock. The solicitation and the offer to purchase shares of VirtualScopics’ common stock and preferred stock will be made pursuant to an offer to purchase and related materials that BioTelemetry and certain of its affiliates intend to file with the U.S. Securities and Exchange Commission (the “SEC”).

At the time the tender offer is commenced, BioTelemetry and certain of its affiliates will file a tender offer statement on Schedule TO with the SEC, and VirtualScopics will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Both the tender offer statement and the solicitation/recommendation statement will be mailed to VirtualScopics’ stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will be available to all VirtualScopics’ stockholders from a depository to be announced once the tender offer commences. The tender offer statement and solicitation/recommendation statement (including all related materials filed with the SEC) are accessible free of charge on the SEC’s website at www.sec.gov.

BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER, VIRTUALSCOPICS’ STOCKHOLDERS ARE ADVISED TO READ AND CONSIDER CAREFULLY THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, EACH AS MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND ITS PARTIES.

EXHIBIT INDEX

Exhibit No.	Description

99.1	VirtualScopics Employee Frequently Asked Questions

99.2	Letter to VirtualScopics Customer and Partners